

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.
20549


SEC MAIL
RECEIVED
PROCESSING
JUL 15 2003
WASH, D.C.
188
SECTION

FORM 11-K
ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2002


PROCESSED
JUL 16 2003
THOMSON
FINANCIAL

TENNANT COMPANY PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

TENNANT COMMERCIAL RETIREMENT SAVINGS PLAN

COMMISSION FILE NO. 0-4804

TENNANT COMPANY
ATTN: RETIREMENT BENEFITS COMMITTEE
701 NORTH LILAC DRIVE
P.O. BOX 1452
MINNEAPOLIS, MINNESOTA 55440
612-540-1554

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

TENNANT COMPANY PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN
TENNANT COMMERCIAL RETIREMENT SAVINGS PLAN

By - 

Patrick J. O'Neill, Chairman
Retirement Benefits Committee

Date – June 27, 2003

By - 

Vicki L. Haugen, Secretary
Retirement Benefits Committee

Date – June 27, 2003

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Certification Pursuant to 18 U.S.C. Section 1350

In connection with the 2002 Annual Reports of the Tennant Company Profit Sharing and Employee Stock Ownership Plan and the Tennant Commercial Retirement Savings Plan (the "Plans") on Form 11-K for the period ended December 31, 2002, as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, Patrick J. O'Neill, Chairman of the Retirement Benefits Committee and I, Vicki L. Haugen, Secretary of the Retirement Benefits Committee, of Tennant Company (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Reports fully comply with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Reports fairly represents, in all material respects, the financial condition at the end of such period and the changes in net assets of the Plans for such period of the Plans.

Date: June 27, 2003



Patrick J. O'Neill
Chairman
Retirement Benefits Committee



Vicki L. Haugen
Secretary
Retirement Benefits Committee

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TENNANT COMPANY PROFIT SHARING
AND
EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedules

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

TENNANT COMPANY PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

Table of Contents



4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Trustees
Tennant Company Profit Sharing and
Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the Tennant Company Profit Sharing and Employee Stock Ownership Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and nonexempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Minneapolis, Minnesota
May 23, 2003



Exhibit

Consent of Independent Auditors

The Board of Directors of Tennant Company:

We consent to incorporation by reference in the Registration Statement (No. 2-86844) on Form S-8 of Tennant Company, of our report dated May 23, 2003, relating to the statements of net assets available for benefits of the Tennant Company Profit Sharing and Employee Stock Ownership Plan as of December 31, 2002 and 2001, the related statement of changes in net assets available for benefits for the year ended December 31, 2002, and supplemental schedules as of December 31, 2002, which report appears in the annual report on Form 11-K of Tennant Company for the Tennant Company Profit Sharing and Employee Stock Ownership Plan for the year ended December 31, 2002.

KPMG LLP

Minneapolis, Minnesota
July 11, 2003

TENNANT COMPANY PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002			2001		
	Unallocated	**Allocated**	**Total**	**Unallocated**	**Allocated**	**Total**
Assets:						
Cash	$ —	$ 4,042,187	$ 4,042,187	$ —	$ —	$ —
Investments at fair value:						
Investments in registered mutual funds	55,080	149,966,340	150,021,420	2,692	175,903,722	175,906,414
Tennant Company common stock:						
Allocated	—	36,405,538	36,405,538	—	42,852,700	42,852,700
Unallocated	11,405,762	—	11,405,762	15,391,825	—	15,391,825
Loans to participants	—	2,738,892	2,738,892	—	2,285,950	2,285,950
Total investments	11,460,842	189,110,770	200,571,612	15,394,517	221,042,372	236,436,889
Contributions due from contributing employees	—	25,375	25,375	—	—	—
Contributions due from Tennant Company	—	1,460,981	1,460,981	—	28,678	28,678
Accrued income	1,911	—	1,911	2,283	—	2,283
Total assets	11,462,753	194,639,313	206,102,066	15,396,800	221,071,050	236,467,850
Liabilities:						
Fees payable	—	(35,064)	(35,064)	—	—	—
Refund of employee contributions	—	(14,209)	(14,209)	—	—	—
ESOP note payable to Tennant Company	(10,119,529)	—	(10,119,529)	(11,087,287)	—	(11,087,287)
Total liabilities	(10,119,529)	(49,273)	(10,168,802)	(11,087,287)	—	(11,087,287)
Net assets available for benefits	$ 1,343,224	$ 194,590,040	$ 195,933,264	$ 4,309,513	$ 221,071,050	$ 225,380,563

See accompanying notes to financial statements.

TENNANT COMPANY PROFIT SHARING
AND
EMPLOYEE STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

	Unallocated	Allocated	Total
Investment income (loss):			
Net depreciation in fair value of investments	$ (1,577,869)	$ (32,096,358)	$ (33,674,227)
Interest	16,161	213,739	229,900
Dividends	—	3,530,507	3,530,507
Dividends – Tennant common stock	305,917	912,292	1,218,209
	(1,255,791)	(27,439,820)	(28,695,611)
Interest expense	(1,114,272)	—	(1,114,272)
Administrative expense	(21,990)	(103,234)	(125,224)
Net investment loss	(2,392,053)	(27,543,054)	(29,935,107)
Contributions:			
By employees through 401(k)	—	5,639,891	5,639,891
By Tennant Company	—	4,086,364	4,086,364
Rollovers/adjustments	—	1,190,268	1,190,268
Total contributions	—	10,916,523	10,916,523
Distributions to plan participants:			
Cash	—	(14,829,557)	(14,829,557)
Total distributions	—	(14,829,557)	(14,829,557)
Transfers between allocated and unallocated funds	1,833,956	(1,833,956)	—
Allocation of 65,004 shares	(2,408,192)	2,408,192	—
Transfers in from merger of the Tennant Commercial Retirement Savings Plan (note 2)	—	4,400,842	4,400,842
Decrease in net assets	(2,966,289)	(26,481,010)	(29,447,299)
Net assets available for benefits:			
Beginning of year	4,309,513	221,071,050	225,380,563
End of year	$ 1,343,224	$ 194,590,040	$ 195,933,264

See accompanying notes to financial statements.

TENNANT COMPANY PROFIT SHARING
AND
EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Investments

The Vanguard Fiduciary Trust Company and US Bank National Association (the Trustees) hold the Plan's investment assets and execute transactions therein based upon instructions received from the Plan Administrator, Tennant Company, and the participants of the Tennant Company Profit Sharing and Employee Stock Ownership Plan (the Plan).

Loans to participants are stated at their unpaid principal balances.

Tennant Company common stock is stated at the quoted market value as reported by the New York Stock Exchange.

The investments in registered mutual fund companies represent the Plan's pro rata share of the quoted market value of the net assets of the respective funds.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is accrued as earned.

(c) Cost and Expenses

All permitted administrative expenses are paid by the Plan and charged to participant accounts.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reported period. Actual results could differ from those estimates.

(e) Reclassification

Certain 2001 numbers have been reclassified to conform with the 2002 presentation. The reclassifications did not affect the net assets available for benefits.

(f) Risks and Uncertainties

The Plan provides for investment in a variety of investment funds, including Tennant Company common stock. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such

(Continued)

changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(2) Plan Description

(a) General

The following brief description of the Plan is provided for general purposes only. Participants should refer to the Plan description for complete information. The Plan is a defined contribution plan sponsored by Tennant Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On January 22, 1990, the board of directors of the Company amended the Plan, which authorized the immediate establishment of a leveraged Employee Stock Ownership Plan (ESOP) that is part of the Plan (formerly the Tennant Company Profit Sharing Plan).

The ESOP trustee, US Bank National Association, purchased $17.5 million of Company stock for the ESOP in the open market. The $17.5 million common stock purchase is financed by a 20-year, 10.05% per annum interest-bearing loan from the Company to the ESOP. The terms of the loan agreement provide for the Trustee to pay the Company annual interest payments on December 31 and to pay the unpaid principal amount of the loan in full on December 31, 2009. The loan balance was $10,119,529 and $10,087,287 at December 31, 2002 and 2001, respectively. The scheduled amortization of the loan for the five years subsequent to December 31, 2002 and thereafter is as follows: 2003 – $1,065,017, 2004 – $1,172,051, 2005 – $1,289,843, 2006 – $1,419,472, 2007 – $1,562,129, and thereafter – $3,611,017. Principal on the loan may be repaid at any time without penalty. As the Plan makes payments of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Internal Revenue Code of 1986. For the year ended December 31, 2002, 65,004 shares were allocated to participants' accounts. The Trustee will repay the loan principal and related interest charges using dividends on the common shares of leveraged Stock held by the ESOP and the Company's future contributions to the trust.

Effective December 31, 2002, the Company merged the Tennant Commercial Retirement Savings Plan into the Tennant Company Profit Sharing and Employee Stock Ownership Plan (ESOP Plan). Legal title of assets in the amount of $4,400,842 were transferred to the ESOP Plan on December 31, 2002.

Any employee is eligible to participate in the 401(k) portion of the Plan immediately upon hire. Eligibility to participate in the company profit sharing and matching contributions requires completion of one year of service in which at least 1,000 hours are worked. The full value of a participant's account is payable following termination of employment under any of the following circumstances:

a. Normal retirement at age 65.

b. Retirement at any time between the age of 55 and 65.

(Continued)

c. Disability retirement at any age.

d. Voluntary termination of employment by employee.

e. Involuntary termination or layoffs other than for cause.

f. Termination of the Plan.

If termination of employment occurs as a result of death, participant beneficiaries will receive the full value of all of the participants' accounts.

Termination

The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code. Upon termination of the Plan, the Employee Benefits Administration Committee shall direct the Trustee to pay all liabilities and expenses of the trust fund and to sell shares of financed stock held in the loan suspense account to the extent it determined such sale to be necessary in order to repay the loan.

Vesting

Employees are 100% vested in contributions made to the Plan on their behalf, which includes employer matching contributions and profit sharing contributions.

Diversification

Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Tennant Company stock into investments which are more diversified. Participants who are at least age 55 and are participating in the Plan may elect to diversify a portion of their account immediately when the Tennant Company stock is received. There is a minimum holding period on the Tennant Company stock credited to participants' ESOP accounts. Participants are required to hold the stock until August 1 of the year following the year in which the contributions were made. The holding period does not apply for participants over age 55 or if a participant retires or otherwise ceases employment with the Company.

(b) Overview of Accounts

Six separate accounts have been established for allocating contributions to the Plan – the Retirement Account, Individual Shelter Account, Deferred Investment Account, Rollover Account, Withdrawable Investment Account, and the Employee Stock Ownership (ESOP) Account.

Retirement Account

The Retirement Account is available only to employees of the Company who, on December 31, 1981, elected not to participate in the Tennant Company Retirement Plan (the defined benefit plan). Prior to January 1, 2001, the Company contributed to the account up to 10% of profit sharing

(Continued)

certified earnings, as defined, based on the Company's return on average consolidated invested capital. Subsequent to January 1, 2001, no further contributions are being made to this account.

Individual Shelter Account

Each year participants may defer a portion of their salaries (up to 25% of profit sharing certified earnings, as defined, subject to certain limits) which is put in the participants' Individual Shelter Accounts 401(k).

Deferred Investment Account

Tennant Company's matching contribution and supplemental contributions made with respect to plan years prior to 1990 were credited to the Deferred Investment Account. No additional contributions were made to this account from 1990 to 2000. In 2001, matching contributions made in the form of cash were credited to this account as well as supplemental contributions for the 2002 Plan year. Future supplemental contributions determined by the Company to be paid in cash will be credited to the deferred investment account as well.

Rollover Account

Beginning October 1, 1993, all rollover contributions received by the Plan are deposited into the Rollover Account. These contributions are eligible to be withdrawn by the participant in accordance with the Plan.

Withdrawable Investment Account

Prior to January 1, 1987, participants were permitted to make voluntary contributions to their Withdrawable Investment Accounts, up to 10% of their total cumulative compensation from the Company for all the years in which they participated in the Plan. Effective January 1, 1987, such contributions are no longer permitted. Amounts contributed prior to January 1, 1987 shall continue to be held in the participant's Withdrawable Investment Account until distributed in accordance with the Plan.

ESOP Account

The Company makes a matching contribution of 75% of the first 4% of the eligible participant's certified earnings and a profit sharing contribution up to a maximum of 3% of profit sharing earnings, as defined, with Tennant Company common stock. Each eligible participant's ESOP Account is credited with the Company's matching contribution.

In addition, the Company makes a supplemental contribution to the participants, depending upon profitability, guaranteed to be at least 2% of a participant's certified earnings, as defined. If leveraged stock remains after the allocation of matching contributions as noted above, the remaining shares will be used to satisfy the supplemental benefits due. Any benefit that is not satisfied by releasing leveraged shares, may at the company's discretion be made in the form of un-leveraged ESOP stock and credited to this account.

If the supplemental contribution for the year is 3.5% or higher, 3% is deferred and credited to the participant's account with the excess paid the participant in cash.

In January 1991, all shares remaining in trust that were contributed to participants in the Deferred Investment Account prior to 1987 were transferred to the ESOP Account. These shares will remain in this account until distributed in accordance with the Plan.

(c) ***Investment Options***

Under the terms of the Plan, participants may elect separate funds for the purpose of investing such contributions. All assets are held in a trust and invested in the different funds described below:

The Vanguard Funds consist of 13 funds including equities, balanced, bond, and money market funds that are managed by The Vanguard Group, Inc. All investments made to these funds are participant directed. The number of Vanguard options was reduced to five funds beginning January 1, 2002.

The Tennant Company Stock Fund and ESOP Stock Fund are invested in shares of Tennant Company common stock, with a small portion remaining in cash reserves.

These funds were added during 2001:

Alliance Premiere Growth Fund is a large Cap Growth fund managed by Alliance Asset Management. All investments in this fund are participant directed.

Metropolitan West Total Return Bond Fund is a core bond fund managed by Metropolitan West Asset Management. All investments in this fund are participant directed.

The Putnam International Growth Fund is a core international fund managed by The Putnam Group of Mutual Funds. All investments in this fund are participant directed.

Prior to January 1, 2001, profit-related retirement contributions were deposited in the Vanguard Funds. Subsequent to January 1, 2001, no further contributions are being made. Participants can transfer their plan account accumulations between the Vanguard funds, subject to certain limitations.

The Company's matching and supplemental contributions (as determined by the Company) are made in Tennant Company stock and deposited in the ESOP Stock Account. Participants must hold these shares until July 31 following the year in which the shares were obtained or until age 55, whichever comes first.

Participants can request a loan amount not to exceed 50% of the value of their balances, less the highest outstanding loan balance held in the past 12 months. Interest charged on such loans is established at a fixed rate of 2% above the Prime Rate as published in the Wall Street Journal as of the last day of the prior month.

(3) Net Depreciation in Fair Value of Investments

The net depreciation in fair value of investments for the year ended December 31, 2002 was as follows:

Tennant Company common stock	$	(5,786,145)
Registered Mutual Fund Companies		(27,888,082)
Total	$	(33,674,227)

The cost of investments sold was determined using the average cost method.

(4) Investments

The following investments, as of December 31, 2002 and 2001, represented 5% or more of the Plan's net assets:

	Principal amount or number of shares		Market value
2002:			
Vanguard Group of Mutual Funds:			
Windsor I	1,999,690	$	23,996,275
Federal Money Market	37,271,169		37,271,169
Metropolitan West Total Return Bond Fund	1,293,897		12,033,239
Wellington	1,322,802		32,488,024
Index 500	332,462		26,979,335
Tennant Company common stock	1,466,538		47,811,300
2001:			
Vanguard Group of Mutual Funds:			
Windsor I	1,952,728	$	30,540,665
Federal Money Market	37,340,759		37,340,759
Wellington	908,008		24,752,286
Index 500	313,069		33,150,862
Tennant Company common stock	1,569,933		58,244,525

(Continued)

The Plan's investments in Tennant Company stock at December 31, 2002 and 2001 are presented in the following table:

Tennant Company common shares	2002		2001	
	Allocated	Unallocated	Allocated	Unallocated
Number of shares	1,116,668	349,870	1,155,059	414,874
Cost	$ 27,658,029	$ 6,318,162	$ 26,934,535	$ 7,492,043
Market	$ 36,405,538	$ 11,405,762	$ 42,852,700	$ 15,391,825

(5) Party-in-interest Transactions

The Plan invests in securities issued by the Trustees and by the Company. These party-in-interest transactions are exempt under Section 408(b)(8) of ERISA.

The Plan has also entered into a loan agreement with the Company for the purchase of $17.5 million of company stock [note 2(a)].

During 2002, the Department of Labor (DOL) reviewed the Plan and noted that certain provisions of the agreement relating to the release of shares held for collateral did not meet ERISA requirements. The DOL also noted that certain provisions of the loan regarding loan amortization and language affecting the arm's length standards violated ERISA Section 2520.408(b). The DOL acknowledged the correction of this issue with an amendment to the original loan agreement executed by the Plan and the bank, which did not impact the Plan's financial position, net assets available for benefits, or participants' individual accounts.

(6) Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated September 8, 1995 that the Plan qualified and the trust under the Plan is tax exempt, under the appropriate sections of the Code. The Plan has been amended since this date and the Plan sponsor has applied for a new letter of determination. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax exempt.

Schedule 1

TENNANT COMPANY PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value
Registered Investment Companies:		
Alliance Premiere Growth	Mutual Fund, 910,587 shares	$ 6,783,873
Metropolitan West Total Return Bond	Mutual Fund, 1,293,897 shares	12,033,239
Putnam International	Mutual Fund, 146,292 shares	2,400,652
* Vanguard Wellington	Mutual Fund, 1,322,802 shares	32,488,024
* Vanguard Windsor I	Mutual Fund, 1,999,690 shares	23,996,275
* Vanguard Explorer	Mutual Fund, 165,569 shares	7,531,737
* Vanguard Index 500	Mutual Fund, 332,462 shares	26,979,336
* Vanguard Federal money market	Mutual Fund, 37,271,169 shares	37,271,169
* First American Prime Obligation Fund	Mutual Fund, 55,080 shares	55,080
* Vanguard Prime Money Market	Mutual Fund, 482,035 units	482,035
Total mutual funds		150,021,420
* Tennant Company common stock	Common stock, 1,466,538 shares, par value $0.375; cost is $33,976,191	47,811,300
* Vanguard Fiduciary Trust	Loans to participants, ranging between 6.25% and 11.5%	2,738,892
		$ 200,571,612

* Represents party-in-interest

See accompanying independent auditors' report.

Schedule 2

**TENNANT COMPANY PROFIT SHARING
AND
EMPLOYEE STOCK OWNERSHIP PLAN**

Schedule G, Part III – Schedule of Nonexempt Transactions

Year ended December 31, 2002

(a) Identity of party involved	(b) Relationship to Plan, employee, or other party-in-interest	(c) Description of transactions		Cost of asset
Tennant Company	Plan sponsor	Late return of excess contributions under IRC Section 401(k) and 401(m)	$	14,209
Tennant Company	Plan sponsor	During 2002, the Department of Labor (DOL) reviewed the Plan and noted that certain provisions of the agreement relating to the release of shares held for collateral did not meet ERISA requirements. The DOL also noted that certain provisions of the loan regarding loan amortization and language affecting the arm's length standards violated ERISA Section 2520.408(b). The DOL acknowledged the correction of this issue with an amendment to the original loan agreement executed by the Plan and the bank, which did not impact the Plan's financial position, net assets available for benefits, or participants' individual accounts.		17,500,000

Items (d)–(g) and (i)–(j) nonapplicable
N/A

See accompanying independent auditors' report.



TENNANT COMMERCIAL RETIREMENT SAVINGS PLAN

Financial Statements

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

TENNANT COMMERCIAL RETIREMENT SAVINGS PLAN

Table of Contents



4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Trustees
Tennant Commercial Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Tennant Commercial Retirement Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 2, the Plan merged with the Tennant Company Profit Sharing and Employee Stock Ownership Plan effective December 31, 2002.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Minneapolis, Minnesota
May 23, 2003



Exhibit

Consent of Independent Auditors

The Board of Directors of Tennant Company:

We consent to incorporation by reference in the Registration Statement (No. 333-51531) on Form S-8 of Tennant Company, of our report dated May 23, 2003, relating to the statements of net assets available for plan benefits of Tennant Commercial Retirement Savings Plan as of December 31, 2002 and 2001, the related statements of changes in net assets available for benefits for the years then ended, and which report appears in the annual report on Form 11-K of Tennant Company for the Tennant Commercial Retirement Savings Plan for the year ended December 31, 2002.

KPMG LLP

Minneapolis, Minnesota
July 11, 2003

TENNANT COMMERCIAL RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:		
Investments at fair value (see note 3)	$ —	$ 4,641,106
Receivables:		
Employer contributions	—	2,931
Employee contributions	—	9,617
Total receivables	—	12,548
Net assets available for benefits	$ —	$ 4,653,654

See accompanying notes to financial statements.

TENNANT COMMERCIAL RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Contributions to the Plan:		
Employer	$ 198,737	$ 190,905
Employee	772,281	630,220
Employee rollover	52,777	174,961
Total contributions	1,023,795	996,086
Investment income (loss):		
Interest and dividends	47,804	48,953
Net depreciation in fair value of investments	(938,977)	(775,749)
Net investment loss	(891,173)	(726,796)
Benefits paid to participants	(382,010)	(618,516)
Administrative fees	(3,424)	—
Assets transferred to Tennant Company Profit Sharing and Employee Stock Ownership Plan	(4,400,842)	—
Total disbursements	(4,786,276)	(618,516)
Increase (decrease) in net assets	(4,653,654)	(349,226)
Net assets available for benefits:		
Beginning of year	4,653,654	5,002,880
End of year	$ —	$ 4,653,654

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements of the Tennant Commercial Retirement Savings Plan (the Plan) have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

(b) Investments

Investments are stated at the market value of the underlying securities obtained from published security prices for such investments. Loans to participants are stated at unpaid principal balance. Purchases and sales of securities are recorded on a trade-date basis.

(c) Expenses

Administrative expenses are paid by Tennant Company (the Company), the employer and the Plan's sponsor, with the exception of loan initiation fees, which are paid by the Plan.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(2) Description of the Plan

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

(a) General

The Plan is a defined contribution 401(k) plan sponsored and administered by the Company. All investments under the Plan are participant directed. Prior to January 1, 2002, eligible employees became participants of the Plan after attaining age 21 and completing 1,000 or more hours of service in the first twelve months of employment with the Company. Beginning January 1, 2002, age and service requirements were eliminated and employees are eligible to participate in the Plan immediately upon hire.

(b) Plan Merger

Effective December 31, 2002, the Company merged the Tennant Commercial Retirement Savings Plan into the Tennant Company Profit Sharing and Employee Stock Ownership Plan (ESOP Plan). Legal title of assets in the amount of $4,400,842 were transferred to the ESOP Plan on December 31, 2002.

(Continued)

(c) ***Contributions***

The 401(k) savings provisions provide participants the opportunity to elect to defer a portion of their compensation (up to 25% of compensation for 2001, 30% for 2002), which is allocated to each respective participant's account. In addition, participants age 50 and older are allowed to make catch-up contributions in the amount of $1,000 in 2002 and increasing in $1,000 increments through 2006.

Matching contributions equal to 50% of the participant's first 4% of elective deferral contributions for a maximum contributions of 2% of pay were made in 2002 and 2001. In addition, the Plan provides for the Company to make an additional discretionary contribution to the Plan. No such discretionary contributions were made to the Plan in 2002 or 2001. The Company does not match employee catch-up contributions.

(d) ***Vesting and Payment of Benefits***

The participants of the Plan are immediately 100% vested in all contributions to the Plan.

(e) ***Employee Loans***

In accordance with the Plan's provisions, the Plan's funds may be loaned to a participant. The amount of such loan shall not exceed 50% of the amount of the participant's account balance reduced by the highest outstanding loan balance in the last 12 months. The minimum loan amount is $1,000. A maximum of two loans may be outstanding at any one time.

(f) ***Trustees***

The Plan has entered into a Trust agreement with Fifth Third Bank, previously Old Kent Bank, as of January 1, 1997.

(g) ***Plan Termination***

The Employer has reserved the right to terminate the Plan at any time. Each Plan participant remains 100% vested in all accounts if such an event should occur. The Plan was merged with the ESOP Plan on December 31, 2002.

(3) Investments

The following table presents the fair value of investments representing 5% or more of the Plan's net assets available for plan benefits as of December 31, 2001. All assets of the Plan were transferred to the ESOP Plan effective December 31, 2002.

		Market value
2001:		
Fifth Third Bank (party-in-interest):		
Index Equity Fund	$	704,764
AIM Constellation Fund		1,029,633
Fidelity Growth Opportunity		898,799
Global Equity Fund		423,428
Balanced Collective Fund		293,053
Money Market Fund		389,267
Janus Mercury Fund		353,906

(4) Party-in-interest Transactions

Transactions resulting in plan assets being transferred to or used by a related party are prohibited under the Employee Income Security Act of 1974 (ERISA) unless a specific exemption applies. The Trustees and recordkeeper of the Plan, Fifth Third Bank and the Company, are defined as parties-in-interest with respect to the Plan. The Plan invests in the common stock of the Company and investments issued by the Trustee. These transactions are exempt under Section 408(b) of ERISA and are not considered prohibited transactions.

(5) Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 3, 1998, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Code. The Plan has been amended since receiving the tax determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.